FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2014

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedád Anonima

TABLE OF CONTENTS

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated February 27, 2014

TRANSLATION

Autonomous City of Buenos Aires, February 27, 2014

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)
Ref: Information pursuant to Art. 23, Ch. 7 of the Buenos Aires Stock Exchange rules

Dear Sirs
The purpose of this letter is to comply with the requirements of Article 23, Title VII of the Buenos Aires Stock Exchange rules.

In that connection, please be advised that, with the authorization of its Board of Directors, on the date hereof YPF S.A. (“YPF”) and Repsol S.A. (“Repsol”) executed an agreement (the “Agreement”) whereby, mainly, the parties reciprocally withdrew, subject to certain exclusions, all present and future actions and/or claims based on causes occurring prior to the agreement derived from the declaration of public interest and subjection to expropriation of shares of YPF owned by Repsol pursuant to Law No. 26,741, the intervention, temporary takeover and management of YPF.

Among the proceedings subject to withdrawal, the parties included the following, among others:

“REPSOL S.A. y otros C/YPF S.A. S/ Ordinario S/ Incidente de medidas cautelares. Radicación: Juzgado Nacional de Primera Instancia en lo Comercial  N° 3, Secretaría N° 6. Expte. N° 103.553.”

“REPSOL S.A. y otros C/YPF S.A. S/ Ordinario. Radicación: Juzgado Nacional de Primera Instancia en lo Comercial  N° 3, Secretaría N° 6. Expte. N°103.144.”

“REPSOL S.A. y otros C/YPF S.A. S/ Ordinario. Radicación: Juzgado Nacional de Primera Instancia en lo Comercial  N° 3, Secretaría N° 6. Expte. N° 103.268.”

“REPSOL S.A. y otros C/YPF S.A. S/ Ordinario. Radicación: Juzgado Nacional de Primera Instancia en lo Comercial  N° 3, Secretaría N° 6. Expte. N 103.520.”

“REPSOL S.A. C/YPF S.A. S/ Ordinario. Radicación: Juzgado Nacional de Primera Instancia en lo Comercial  N° 3, Secretaría N° 6. Expte. N° 104.022.”

“REPSOL, S.A. C/ YPF S.A. S/ Procedimiento Ordinario por Competencia Desleal (España). Radicación: Juzgado Mercantil N° 1 de Madrid, sito en C/Gran Vía 52, 1ª Planta, 28013, Madrid, Reino de España. Expte. N° 395/2012.”

REPSOL, S.A. vs. THE BANK OF NEW YORK MELLON and YPF S.A., Supreme Court of the State of New York, County of New York, United States of America, Index No. 652653/2012.

Likewise, the parties have agreed to withdraw actions and claims with respect to third parties and/or pursued by them, and to grant a series of mutual indemnities subject to certain conditions.

The Agreement will enter into force on the day following the date on which Repsol notifies YPF that the agreement entered into between Repsol and the Argentine Republic has entered into force  related to Law No. 26,741, referred to in our communication of February 25, 2014.  If such entry into force does not occur on or prior to May 7, 2014, or at a later date as the parties may agree in writing, the agreement shall not enter into force and shall remain void, and the parties shall retain all of the rights preexisting at the date of their signature, and the agreement shall not create any liability for either party.

Yours truly,

Alejandro Cherñacov
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: February 27, 2014	By:	/s/ Alejandro Cherñacov
	Name: Title:	Alejandro Cherñacov Market Relations Officer